

May 8, 2013

Via E-mail
Mr. Lewis H. Leicher
Senior Vice President and Assistant General Counsel
WebMD Health Corp.
111 Eighth Avenue
New York, NY 10011

  Re: **WebMD Health Corp.**
    Form 10-K for Fiscal Year Ended December 31, 2012
    Filed March 1, 2013
    Amendment No. 1 to Form 10-K for Fiscal Year Ended December 31, 2012
    Filed April 30, 2013
    File No. 001-35337

Dear Mr. Leicher:

  We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

  Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

  After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 10-K for Fiscal Year Ended December 31, 2012

Business, page 1

1. Please tell what consideration you have given to including disclosure on the estimated amount spent in each of the last three years on research and development activities, or tell us why such information is not material to investors. It appears that you engage in some level of research and development, though it is unclear to what extent. We note, for example, from your earnings call on February 21, 2013 that, while you are committed to growing your mobile applications from both internal development and an acquisition perspective, you have typically developed mobile applications in-house. We note also the discussion in your risk factors around the development and implementation of new

technologies, including your public and private portals and your mobile applications, and the enhancement of your analytic capabilities. We refer you to Item 101(c)(xi) of Regulation S-K.

Management's Discussion and Analysis of Financial Condition and Results of Operations

Introduction

Background Information on Certain Trends and Developments Affecting Our Business, page 58

2.   Please tell us what consideration you have given to providing an enhanced discussion of the material opportunities, challenges and risks associated with increased user access to and engagement with your content via mobile platforms, particularly to the extent that mobile engagement is substituted for engagement on personal computers. For example, you could discuss how you plan to address the challenges associated with increasing your services on mobile devices and how your financial results could be "negatively affected" if you are unable to successfully implement monetization strategies. For guidance, refer to Section III.A of SEC Release No. 33-8350.

Results of Operations, page 66

3.   Tell us what consideration you gave to including key metrics within your discussion and analysis of changes in revenue. The metrics might include page views and advertising display rates separated by desktop and mobile devices. Further, we note that you state that "during 2012, [you] noted a decline in page views from desktop computers as the usage from mobile devices increased." It appears that a discussion and analysis of the impact of this trend would be relevant to understanding the reasons for changes and trends that are impacting your revenue. For example, the discussion could analyze revenues derived from desktop page views versus mobile page views. In addition, you should consider analyzing revenue by each significant revenue stream. Revenue could be separately analyzed for your public portal advertising and sponsorship to discuss revenue earned from the sale of online advertising and sponsorship products, online CME services, information and data services and other print services. We refer you to Section III.B of SEC Release 33-8350.

Audited Financial Statements

Note 2 – Summary of Significant Accounting Policies

Presentation of Segment Information, page F-14

4.   Tell us what consideration you gave to disclosing revenue by geographic area. We refer you to ASC 280-10-50-41.

Note 4 – Convertible Notes, page F-21

5.   We note that the conversion rates were adjusted in April 2012 as a result of the Tender Offer. Please provide your analysis of the terms that provide for this adjustment to the conversion rates and indicate why these terms would not cause the conversion option to meet the definition of a derivative. We refer you to ASC 815-10-15 and 815-40-15.

Note 15 – Income Taxes, page F-34

6.   Please explain what consideration you gave to separately disclosing income before income tax expense for both your domestic and foreign operations. We refer you to Rule 4-08(h) of Regulation S-X.

Amendment No. 1 to Form 10-K for Fiscal Year Ended December 31, 2012

Executive Compensation

Compensation Discussion and Analysis, page 15

7.   We note that you have identified Martin Wygod, the Chairman of your board of directors, as a named executive officer in the executive compensation discussion. Please tell us how you determined that Mr. Wygod is an executive officer of the company rather than a non-employee director. Although Mr. Wygod has an employment agreement with the company for serving as Chairman, we note that Mr. Wygod is listed on the company's website as a director under "Our Board of Directors" and not as an officer under "Executive Leadership Team" along with the other named executive officers. We refer you to the definition of "executive officer" in Rule 3b-7 under the Securities Exchange Act and Rule 402(a)(3) of Regulation S-K. Rule 3b-7 defines an executive officer as the president, any vice president in charge of a principal business unit, division or function (such as sales, administration or finance), any other officer who performs a policy making function or any other person who performs similar policy making functions for the company.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

        In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Amanda Kim, Staff Accountant, at (202) 551-3241 if you have questions regarding comments on the financial statements and related matters. If you have any other questions, please contact Luna Bloom, Staff Attorney, at (202) 551-3194 or Jan Woo, Staff Attorney, at (202) 551-3453. If you require further assistance, do not hesitate to contact me at (202) 551-3488.

Sincerely,

/s/ Stephen Krikorian

Stephen Krikorian
Accounting Branch Chief